EXHIBIT 99(a)(2)

E-mail Communication from Gregory J. Owens to eligible employees

To:	Manugistics Employees

Subject:	Voluntary Employee Stock Option Exchange Program

Date:	February 10, 2003

MANU Employees:

I’m pleased to announce that the Board of Directors of Manugistics has approved a voluntary Employee Stock Option Exchange Program (“Option Exchange Program”). The Option Exchange Program approved by the Board has been structured to help assure that our employees continue to be incented to grow our business and meet our overall objective of creating value for our stockholders.

Manugistics’ greatest asset has always been our people, and stock options are a valuable motivation and retention mechanism for our workforce and serve to align employee interests with those of the Company’s owners — the stockholders.

The Option Exchange Program will allow those of you with stock options having exercise prices of $7.0001 and greater to exchange those options for new options to be granted on or about September 16, 2003. The exercise price of the new options will be equal to fair market value, as determined under our option plans, on the grant date, or $2.30, whichever is higher. Additional details about the Option Exchange Program can be located in the Offer to Exchange Database where you will find a presentation for employees on the Program and other materials filed today with the Securities and Exchange Commission, including the full Offer to Exchange which presents Frequently Asked Questions. The link to the Offer to Exchange Database is located under Section 2.5 of the Employee Encyclopedia, under the title “Option Exchange Program.” You may also access these materials by clicking on the link provided below.

A paper version of the Offer to Exchange Certain Outstanding Options for New Options and related documents are available upon request from Carole Barteck at (301) 255-5404.

Please make sure you carefully read the Offer to Exchange and related materials that we have made available to you. This letter is only to make you aware of the Program and does not detail all the terms and conditions of the Program.

Participation in the Option Exchange Program is voluntary. Any options not exchanged will not be affected. Please note that the Board of Directors and executive management of Manugistics make no recommendation whether you should participate in the Option Exchange Program.

To participate in this Program, you must properly complete and return the Election/Change of Election Form so that we receive your election before 5:00 PM Eastern time on March 10, 2003. (Please note you are required to return the Form even if you decline to participate). If we extend the expiration date of this offer, we will notify you of the new expiration date.

Sincerely,

Gregory J. Owens
Chairman of the Board and Chief Executive Officer

Link to Offer to Exchange Database